UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Boston Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05351T100

(CUSIP Number)

Kenneth A. Tassey, Jr.
226 Karatzas Avenue #309
Manchester, NH 03104
(978) 886-0421

(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

November 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05351T100

1	NAMES OF REPORTING PERSONS
	Kenneth A. Tassey, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,043,450

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,043,450

WITH	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,043,450

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9% (1)

14	TYPE OF REPORTING PERSON

IN

(1) Based on 38,586,508 shares of the Issuer’s Common Stock issued and outstanding as of March  24, 2015, as disclosed in Amendment 3 to the Issuer’s Form 10-K for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 27, 2015.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Boston Therapeutics, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 1750 Elm Street, Suite 103,  Manchester, NH 03104.

Item 2. Identity and Background.

(a)	Name: Kenneth A. Tassey, Jr. (“Mr. Tassey” or the “Reporting Person”)

(b)           The business address of the Reporting Person is 226 Karatzas Ave., #309, Manchester, NH 03104

(c)	The Reporting Person is a self-employed consultant with a principal place of business located at 226 Karatzas Ave., #309, Manchester, NH 03104

(d)	The Reporting Person, was not, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds and Other Consideration.

The Reporting Person is the beneficial owner of an aggregate of  3,043,450  shares of Common Stock. Mr. Tassey acquired an aggregate of 3,200,000 shares of the Issuer’s Common Stock in exchange for shares of Boston Therapeutics, Inc., a New Hampshire corporation (“BTI-NH”) in connection with the merger (the “Merger”) of BTI-NH into the Issuer pursuant to an Agreement and Plan of Merger dated as of November 10, 2010 (the “Merger Agreement”).  Between December 4, 2014 and February 19, 2015, the Reporting Person purchased an additional 3,450 shares of Common Stock for an aggregate consideration of $1,141.82.  The Reporting Person’s personal funds were the source of such consideration.

Item 4. Purpose of Transaction.

 The purpose of the Merger was for the Issuer to acquire the rights to BTI-NH’s proprietary products, including SUGARDOWN®.  The Reporting Person acquired the above reported additional 3,450 shares of the Common Stock based on his interest in the Common Stock as an investment opportunity. He intends to continue to review his equity interest in the Issuer.  In addition, depending on his respective evaluations of the factors described below, The Reporting Person may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by him, or cease buying or selling such securities.  Any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions, or otherwise.

The Reporting Person does not currently have any specific plans that relate to or would result in the actions described below.

(1)	Any change in the Company’s present Board of Directors or management (including the nomination, election or removal of directors);
(2)	The approval or recommendation of compensation plans;
(3)	Approvals or recommendations regarding executive compensation;
(4)	The appointment of auditors, or investment or legal advisors;
(5)	Any extraordinary corporate transactions, such as a merger, reorganization or liquidation involving the Company or its subsidiaries;
(6)	Any material change in the Company’s present capitalization, including the sale of additional capital stock, or any dividend policy;
(7)	Any other material change in the Company’s business or corporate structure;
(8)	Any change in the Company’s charter or by-laws (some of which my encourage or impede the acquisition of control of the Company by any person), including changes in the number and type of authorized capital stock;
(9)	The Company’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or registered national securities association;
(10)	The Company’s Common Stock or any other class of securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; and
(11)	Any action similar to those enumerated above.

The factors that the Reporting Person may consider in evaluating his equity interest in the Issuer include the following:  (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase or sale at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Person’s interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Person; and (vii) other plans and needs of the Reporting Person.

Depending on his assessment of the foregoing factors, the Reporting Person may, from time to time, modify his present intentions as stated in this Item 4.

Item 5. Interest in Securities of the Company.

(a)
The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 11 and 13 of the Cover Pages of this Schedule 13D, which are hereby incorporated by reference.

(b)
The powers that the Reporting Person has relative to the shares of the Issuer’s common stock discussed herein may be found in rows 7 through 10 of the Cover Pages of this Schedule 13D, which are hereby incorporated by reference.

(c)	In the 60 days preceding November 10, 2010, the date of the event requiring the filing of this statement, the Reporting Person did not engage in any transactions involving the Issuer’s Common Stock:

In the days following November 10, 2010, the date of the event requiring the filing of this statement through the date of this statement, the Reporting Person engaged in the following transactions involving the Issuer’s Common Stock. All of the purchases listed below were conducted as open market purchases, and the sale listed below was conducted as a private sale:

On March 23, 2012, the Reporting Person sold 160,000 shares of Common Stock at a price of $0.25 per share.

On December 4, 2014, the Reporting Person purchased 1,000 shares of Common Stock at a price of $0.2299 per share.

On December 5, 2014, the Reporting Person purchased 500 shares of Common Stock at a price of $0.2599 per share.

On December 8, 2014, the Reporting Person purchased 500 shares of Common Stock at a price of $0.24 per share.

On January 7, 2015, the Reporting Person purchased 300 shares of Common Stock at a price of $0.5799 per share.

On January 23, 2015, the Reporting Person purchased 250 shares of Common Stock at a price of $0.40 per share.

On February 3, 2015, the Reporting Person purchased 400 shares of Common Stock at a price of $0.41 per share.

On February 5, 2015, the Reporting Person purchased 100 shares of Common Stock at a price of $0.47 per share.

On February 12, 2015, the Reporting Person purchased 200 shares of Common Stock at a price of $0.51 per share.

On February 13, 2015, the Reporting Person purchased 100 shares of Common Stock at a price of $0.40 per share.

On February 19, 2015, the Reporting Person purchased 100 shares of Common Stock at a price of $0.35 per share.

(d)
No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 3,043,450 shares of the Common Stock reported hereby.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2015	/s/ Kenneth A. Tassey, Jr.
Kenneth A. Tassey, Jr.